For Period Ending 06/30/04
File No. 811-8274

Item 77E.  Legal Proceedings

On November 6, 2003, the MassMutual Prime Fund (now known as the MassMutual Money Market Fund), the MassMutual Core Bond Fund and the MassMutual Balanced Fund (the "Funds") were each named as a defendant in an adversary proceeding brought by Enron, Corp. ("Enron"), as debtor and debtor-in- possession, in the U.S. Bankruptcy Court for the Southern District of New York, in connection with Enron's Chapter 11 bankruptcy proceeding (In re Enron, Corp.). Enron alleges that the approximately 80 parties named as defendants, including the Funds and certain affiliates of the Funds and MassMutual, were initial transferees of early redemptions or prepayments of Enron commercial paper made shortly before Enron's bankruptcy in December 2001, or were parties for whose benefit such redemptions or prepayments were made, or were immediate or mediate transferees of such redemptions or prepayments. It is alleged that the Funds and the other defendants urged Enron to make these prepayments or redemptions prior to the stated maturity of the commercial paper and contrary to the terms of the commercial paper's original issuing documents, that the transactions depleted Enron's estate, and that they had the effect of unfairly preferring the holders of commercial paper at the expense of other general unsecured creditors. Enron seeks to avoid each of these transactions and recover these payments, plus interest and court costs, so that all similarly situated creditors of Enron can equally and ratably share the monies.

The amounts sought to be recovered from the Money Market Fund, the Balanced Fund and the Core Bond Fund, plus interest and Enron's court costs, are approximately $9.7 million, $5.5 million and $3.2 million, respectively. The Funds believe that they have valid defenses to all claims raised by Enron. However, if the proceeding were to be decided in a manner adverse to the Funds, or if the Funds enter into a settlement agreement with Enron, the payment of such judgment or settlement could have a material adverse effect on each Fund's net asset value. To remove any doubt that the Money Market Fund will be able to maintain a net asset value of $1.00 per share due to this proceeding, the Money Market Fund and MassMutual have entered into an indemnification agreement whereby MassMutual has agreed to indemnify the Money Market Fund, to the extent necessary, in order for the Money Market Fund to maintain a net asset value of $1.00 per share, in the event that any liability is incurred or settlement payment is made by the Money Market Fund in connection with this proceeding.


Item 77O.  Transactions Effected Pursuant to Rule 10f-3

MassMutual Overseas Fund (Series 20)

On February 9, 2004, Registrant purchased 90 shares issued by Shinsei Bank at a price of $4.967 per share, amounting to a $447 aggregate purchase price. J.P. Morgan Chase, an affiliate of American Century Investment Management, Inc., participated in the underwriting syndicate. Morgan Stanley was the broker from whom the Fund purchased shares.

On June 21, 2004, Registrant purchased 209,914 shares issued by Terna SPA at a price of $2.0587 per share, amounting to a $432,149.95 aggregate purchase price. J.P. Morgan Chase, an affiliate of American Century Investment Management, Inc., participated in the underwriting syndicate. Goldman Sachs was the broker from whom the Fund purchased shares.

MassMutual Strategic Balanced Fund (Series 32)

On February 9, 2004, Registrant purchased 200 shares issued by Shinsei Bank at a price of $4.967 per share, amounting to a $993.40 aggregate purchase price. Citigroup Global Markets, Inc., an affiliate of Salomon Brothers Asset Management Inc, participated in the underwriting syndicate. Morgan Stanley was the broker from whom the Fund purchased shares.

On April 22, 2004, Registrant purchased 15,100 shares issued by Assured Guaranty Ltd. at a price of $18.00 per share, amounting to a $271,800 aggregate purchase price. Citigroup Global Markets, Inc., an affiliate of Salomon Brothers Asset Management Inc, participated in the underwriting syndicate. Banc of America Securities was the broker from whom the Fund purchased shares.

On April 29, 2004, Registrant purchased 1,100 shares issued by Weyerhaeuser Co. at a price of $59.00 per share, amounting to a $64,900 aggregate purchase price. Citigroup Global Markets, Inc., an affiliate of Salomon Brothers Asset Management Inc, participated in the underwriting syndicate. Morgan Stanley was the broker from whom the Fund purchased shares.